UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Urovant Sciences Ltd.

(Name of Issuer)

Common shares, par value $0.000037453 per share

(Title of Class of Securities)

G9381B 108

(CUSIP Number)

Patrick Machado

c/o Roivant Sciences Ltd.

Suite 1, 3rd Floor,

11-12 St. James’s Square,

London SW1Y 4LB,

United Kingdom

+44 (117) 918-1293

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 10, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9381B 108

1.	Name of Reporting Person Patrick Machado

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO – other

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)

	8.	Shared Voting Power 0 (see Item 5)

	9.	Sole Dispositive Power 0 (see Item 5)

	10.	Shared Dispositive Power 0 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (see Item 5)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0% (see Item 5)

14.	Type of Reporting Person IN

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) to Schedule 13D (the “Schedule 13D”) of Patrick Machado (the “Reporting Person”) relates to the Common Shares, $0. 000037453 par value per share (the “Common Shares”), of Urovant Sciences Ltd. (the “Issuer”). Pursuant to Rule 13d-2 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Amendment No. 1 amends and supplements certain items of the prior report on Schedule 13D filed by the Reporting Person on October 18, 2018 relating to the Common Shares (the “Original Schedule 13D”). The Reporting Person previously reported beneficial ownership of Common Shares directly owned by Roivant Sciences Ltd. (“Roivant”) as a result of his status as a director of Roivant who meets certain independence criteria (an “Independent Director”). The Reporting Person is filing this amended Schedule 13D to report that, based on changes in the internal governance of Roivant, the Reporting Person is no longer deemed to beneficially own the Common Shares of the Issuer directly owned by Roivant. This Amendment thus constitutes an exit filing for the Reporting Person.  Roivant’s ownership of the Issuer’s Common Shares remains unchanged and this filing is not being made as a result of the purchase or sale of Common Shares of the Issuer by any party, including the Reporting Person. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 2. Identity and Background

Item 2(c) of the Schedule 13D is hereby amended and restated as follows:

(c) The Reporting Person serves on the board of directors of Chimerix, Inc., SCYNEXIS, Inc., Turning Point Therapeutics, Inc. and Principia Biopharma Inc., which are all publicly traded biopharmaceutical companies, and on the board of directors of Turnstone Biologics, a privately held biopharmaceutical company. The Reporting Person also serves on the board of Adverum Biotechnologies, Inc., a publicly traded biotechnology company, and of Therachon AG and Auransa, Inc., which are both privately held biotechnology companies. The Reporting Person is the chair of the board of directors of Armaron Bio Pty. Ltd., a privately held biotechnology company. The address of Chimerix, Inc. is 505 Meridian Parkway, Suite 100, Durham, North Carolina. The address of SCYNEXIS, Inc. is 101 Hudson Street, Suite 3610, Jersey City, New Jersey. The address of Armaron Bio Pty. Ltd. is Level 1/120 Jolimont Road, East Melbourne 3002 VIC Australia. The address of Therachon AG is Aeschenvorstadt 36, Basel, Switzerland. The address of Auransa, Inc. is 550 Hamilton Ave, Palo Alto, California. The address of Turnstone Biologics is 787 Bank Street, 2nd Floor, Ottawa, ON K1S 3V5, Canada. The address of Turning Point Therapeutics is 10628 Science Center Drive, Ste. 225, San Diego, California. The address of Principia Biopharma 220 East Grand Avenue, South San Francisco, California.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Person previously reported beneficial ownership of Common Shares on the Original Schedule 13D as a result of his appointment as an Independent Director and Roivant’s internal governance documents pursuant to which dispositions of the Common Shares required the approval of a majority of Roivant’s board of directors, including (i) at least two Independent Directors, or, (ii) if there is only one Independent Director, that sole Independent Director and, absent the approval of at least two Independent Directors (or if only one Independent Director at such time the approval of that sole Independent Director), the unanimous approval of all Roivant principal shareholders.  The Reporting Person is filing this Amendment as a result of an amendment to the bye-laws of Roivant of directors, pursuant to which dispositions of the Common Shares by Roivant require the approval of a majority of Roivant’s board of directors, including (i) at least one Independent Director, or (ii) if there is only one Independent Director that sole Independent Director, the approval of majority of Roivant’s shareholders.  The Reporting Person is currently an Independent Director of Roivant. However, following such amendments, the vote of a majority of Roivant’s shareholders holding 5% or more of Roivant’s shares may override certain decisions of Roivant’s board of directors, including with respect to dispositions of Common Shares. As a result of these changes, the Reporting Person is no longer deemed to beneficially own the Common Shares of the Issuer directly owned by Roivant.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

The information contained on each of the cover pages of this Schedule 13D and set forth or incorporated in Items 2, 3, 4 and 6 are hereby incorporated herein by reference.

(a) - (b) As reported in Item 4 above, the Reporting Person is no longer deemed to have beneficial ownership of the Common Shares owned directly by Roivant. The Reporting Person does not own any Common Shares directly. Roivant continues to own the 22,860,013 Common Shares previously reported directly owned by Roivant.

(c) Except as described in this Schedule 13D, the Reporting Person has not effected any transactions in the Common Shares during the last 60 days.

(d) To the best knowledge of the Reporting Person, no person other than Roivant has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Person.

(e) On July 10, 2019, the Reporting Person ceased to be the beneficial owner of more than 5% of the Issuer’s Common Shares.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 16, 2019	Patrick Machado

	By:	/s/ Marianne Romeo Dinsmore
	Name:	Marianne Romeo Dinsmore
	Title:	Attorney-in-Fact